Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratio of earnings to fixed charges)

	Nine Months Ended		Year Ended December 31,
	Oct 2, 2004	Sept 27, 2003	2003	2002	2001	2000	1999
Income before provision for income taxes, minority interests in consolidated subsidiaries, equity in net income of afffiliates and cumulative effect of a change in accounting principle	$398.4	$350.7	$534.4	$480.5	$97.4	$484.2	$443.0
Fixed charges	152.3	174.1	226.4	249.3	293.6	349.3	253.8
Distributed income of affiliates	2.4	8.3	8.7	5.9	4.2	2.0	1.8

Earnings	$553.1	$533.1	$769.5	$735.7	$395.2	$835.5	$698.6

Interest expense	$121.6	$144.7	$186.6	$210.5	$254.7	$316.2	$235.1
Portion of lease expense representative of interest	30.7	29.4	39.8	38.8	38.9	33.1	18.7

Fixed charges	$152.3	$174.1	$226.4	$249.3	$293.6	$349.3	$253.8

Ratio of Earnings to Fixed Charges	3.6	3.1	3.4	3.0	1.3	2.4	2.8
Fixed Charges in Excess of Earnings	—	—	—	—	—	—	—